Dale Gibbons
Executive Vice President &
Chief Financial Officer
dgibbons@westernalliancebancorp.com
August 10, 2009
VIA FEDERAL EXPRESS
Michael R. Clampitt
Senior Attorney
Securities and Exchange Commission
Washington, DC 20549

Re:	Western Alliance Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 8-K filed May 18, 2009
Form 8-K furnished July 23, 2009
File No. 001-32550
Dear Mr. Clampitt:
Thank you for your comments regarding our filings in your letter of July 27, 2009. Western Alliance Bancorporation (the “Company”) appreciates the time and effort of the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) in assisting the Company in complying with disclosure requirements and enhancing the utility of the Company’s public filings to investors.
Please find below the Company’s responses to each of the Staff’s comments regarding the above-referenced filings. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Form 10-K for Fiscal Year Ended December 31, 2008
Bank of Nevada, page 3
1.	Please expand your disclosure in future filings to discuss the steps the Bank of Nevada has taken to change its policies, procedures and to address the concerns of regulators which placed the bank under additional informal oversight.
2701 E. Camelback Rd, Ste. 120 • Phoenix, AZ • 85016
Phone: 602.952.5476 • Fax: 602.468.1054

Michael R. Clampitt
August 10, 2009

In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Commission on August 10, 2009 (the “Form 10-Q”), a copy of which is enclosed with this letter, the Company will describe the steps taken by Bank of Nevada to change its policies, procedures and processes in response to the informal oversight. In particular, page 51 of the Form 10-Q includes the following disclosure:
As previously disclosed in our Annual Report on Form 10-K, the operations and activities of the Company’s Bank of Nevada subsidiary were placed under informal supervisory oversight by banking regulators following their September 30, 2008 examination of the bank. The bank has implemented a number of changes to its policies, procedures and processes in connection with this oversight, including: (1) revisions to the bank’s loan loss reserve methodology, (2) adoption of a written model governance process for measuring, monitoring, controlling and reporting loan and investment portfolio risks, (3) regular performance of interest rate risk modeling, including validation and back testing, and (4) adoption of a three year strategic plan. The Bank also has adopted formal written plans to: (1) improve loan underwriting and administration, (2) manage delinquent and non-performing loans, (3) reduce loan concentration risks, (4) improve identification of other than temporary impairment within its investment portfolio, and (5) improve liquidity.
Selected Financial Data, page 42
2.	We note your presentation of certain non-GAAP measures (e.g. noninterest income, excluding securities and fair value gains (losses), and net operating income and the related ratios). We also note Item 10(e)(1)(ii)(B) of Regulation S-K prohibits using a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. Accordingly, explain how your measures are in conformity with Item 10(e). Please advise or revise to eliminate such adjustments from your future filings (starting with your upcoming Form 10-Q for the Six Months ended June 30, 2009). For additional guidance, see Question #8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.
In the Form 10-Q for the quarter ended June 30, 2009 the Company has eliminated, and in future filings and earnings releases the Company will eliminate, net operating income and related performance ratios, and non-interest income, excluding securities and fair value gains (losses).

Michael R. Clampitt
August 10, 2009

3.	In addition to our comment above, we also note certain measures surrounding tangible common equity. These financial measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP measures in the future, the staff notes the following:
•	To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.

•	To the extent you plan to disclose these measures in future Item 2.02 Form 8-K’s, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•	To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and comply with all of the disclosure requirements.
In the Form 10-Q for the quarter ended June 30, 2009 the Company has eliminated, and in future filings and earnings releases the Company will eliminate, non-GAAP measures surrounding tangible common equity, except tangible book value per share (net of tax) and tangible common equity ratio. The Company has added, and will add in future filings and releases, labels that these ratios are non-GAAP measures and provided, and will provide in future filings and releases, footnotes reconciling the non-GAAP measures to the most closely comparable GAAP measure. The Company has also added an explanation as to why it believes such non-GAAP measures are appropriate see (page 33).
Item 11. Executive Compensation
4.	We note that three of the company’s names executive officers received non-equity incentive plan compensation in 2008. Please tell the staff, and revise future filings to disclose, the factors which determined the amounts awarded under the Annual Bonus Plan. In particular, please discuss the measurements of individual and corporate performance which impacted the size and vesting of awards during 2008.
As described in pages 28-30 of the definitive proxy statement (the “Proxy Statement”) filed on March 17, 2009 relating to the Company’s 2009 annual meeting of stockholders,

Michael R. Clampitt
August 10, 2009

the Company historically has provided annual cash incentive compensation to, among other persons, its named executive officers though an annual bonus plan.1 The Company maintains an annual bonus plan at the parent company level, and each of the Company’s subsidiary banks maintains a separate annual bonus plan for their participating employees. For the 2008 fiscal year, the Company’s named executive officers were:
     (i) Robert Sarver, the Company’s Chief Executive Officer;
     (ii) Dale Gibbons, the Company’s Chief Financial Officer;
     (iii) Merrill Wall, the Company’s Chief Administrative Officer;
     (iv) Gerald “Gary” Cady, the Company’s EVP of Southern California Administration and Chief Executive Officer of Torrey Pines Bank; and
     (v) Bruce Hendricks, the Company’s EVP of Southern Nevada Administration and Chief Executive Officer of Bank of Nevada.
Messrs. Sarver, Gibbons and Wall participated in the parent company’s annual bonus plan because their duties related primarily to management of the Company on a consolidated basis. Messrs. Cady and Hendricks participated in the annual bonus plan for Torrey Pines Bank and Bank of Nevada, respectively, because they served as the Chief Executive Officers of those banks. The 2008 and 2009 annual bonus plans for the parent company, Bank of Nevada, and Torrey Pines Bank have been filed as exhibits to the Form 10-Q. The Company has also filed the 2009 annual bonus plans for its other subsidiary banks as exhibits to the Form 10-Q for the quarter ended June 30, 2009. See also the Company’s response to comment 5.
As disclosed in the Proxy Statement, each annual bonus plan calls for a cash bonus to be paid to all eligible employees based on the company’s or subsidiary’s financial performance relative to pre-established targets for key financial metrics, and on a subjective quality control assessment based on performance in regulatory exams, internal audits and overall credit quality. There are no “individual” components to the annual bonus plans because quality control, similar to the financial metrics, is evaluated from an entity perspective. However, the bonus plan is discretionary and can be reduced or eliminated for an individual participant if their performance is rated as falling below job

[1]	On November 21, 2008, the Company issued shares of preferred stock and warrants to purchase shares of its common stock to the United States Department of the Treasury as part of the Capital Purchase Program under the Troubled Asset Relief Program (“TARP”), which was created by the Emergency Economic Stabilization Act of 2008. As a result of its participation in this program, the Company is subject to restrictions on the bonuses it may pay to its five most highly compensated employees, as defined by regulation. During the time any of the Company’s named executive officers or other employees are determined to be among the five most highly compensated employees, those individuals will only be eligible to receive bonuses in the form of long-term restricted stock and will not be eligible for the annual cash bonus that would otherwise be accrued or paid during that period.

Michael R. Clampitt
August 10, 2009

expectations or as less than satisfactory during the plan year. Because the annual bonus plans provide cash awards, there are no “vesting” features.
As disclosed in the Proxy Statement, each fiscal year the Compensation Committee approves an incentive matrix that details the relationship between performance on the financial metrics and bonus payout as a percent of target. The Compensation Committee approves a range of bonus payout percentages that apply depending on the whether the Company meets, exceeds or falls short of the approved goal. The incentive matrix establishes both thresholds (minimum acceptable performance levels to generate a payout) and target performance levels for each metric based on the degree of difficulty in achieving the Company’s goals. The incentive matrix outlines a minimum level of performance below which no bonus will be paid and the relationship among the metrics that will generate payouts at or above target. The incentive matrices approved by the Compensation Committee for the parent company and each of its subsidiary banks are incorporated into their respective bonus plans in the sections explaining each factor of the bonus calculation.
Western Alliance Bancorporation Annual Bonus Plan
As disclosed in the Proxy Statement, the criteria and weighting factors applicable to the Company annual bonus plan for 2008 were as follows:

Earnings Per Share	35%
Organic Loan Growth	10%
Organic Deposit Growth	25%
Quality Control	30%
As disclosed in the Proxy Statement, quantitative targets applicable to each of the above-described metrics, and actual performance for 2008, were as follows:

	Target	Actual
Earnings Per Share for Bonus Determination	$1.44	$(0.06)
Organic Loan Growth	$499 million	$463 million
Organic Deposit Growth	$518 million	$105 million
Quality Control	Subjective	Subjective
Bank of Nevada Annual Bonus Plan
As disclosed in the Proxy Statement, the criteria and weighting factors applicable to the annual bonus plan for the Company’s Bank of Nevada subsidiary for 2008 were as follows:

Earnings Per Share	10%
Income for Bonus Determination (Subsidiary)	25%
Organic Loan Growth (Subsidiary)	10%
Organic Deposit Growth (Subsidiary)	25%
Quality Control (Subsidiary)	30%

Michael R. Clampitt
August 10, 2009

As disclosed in the Proxy Statement, quantitative targets applicable to the Bank of Nevada for each of the above-described metrics, and actual performance for 2008, were as follows:

	Target	Actual
Earnings Per Share	$1.44	$(0.06)
Income for Bonus Determination (Subsidiary)	$38 million	$9.7 million
Organic Loan Growth (Subsidiary)	$188 million	$95 million
Organic Deposit Growth (Subsidiary)	$171 million	$(207 million)
Quality Control (Subsidiary)	Subjective	Subjective
     Torrey Pines Bank Annual Bonus Plan
As disclosed in the Proxy Statement, the criteria and weighting factors applicable to the annual bonus plan for the Company’s Torrey Pines Bank subsidiary for 2008 were as follows:

Earnings Per Share	10%
Net Income (Subsidiary)	25%
Organic Loan Growth (Subsidiary)	10%
Organic Deposit Growth (Subsidiary)	25%
Quality Control (Subsidiary	30%
As disclosed in the Proxy Statement, quantitative targets applicable to Torrey Pines Bank for each of the above-described metrics, and actual performance for 2008, were as follows:

	Target	Actual
Earnings Per Share	$1.44	$(0.06)
Net Income (Subsidiary)	$5.56 million	$5.74 million
Organic Loan Growth (Subsidiary)	$91 million	$165 million
Organic Deposit Growth (Subsidiary)	$116 million	$193 million
Quality Control (Subsidiary)	Subjective	Subjective
Factors Impacting Annual Bonus Awards
The Company described in the Proxy Statement that the Company, Bank of Nevada and Torrey Pines Bank achieved 31%, 15%, and 86% of their respective bonus goals in 2008. As can be seen from the charts above, the primary driver for these results at the Company and Bank of Nevada was strong organic loan growth, and strong performance in all areas

Michael R. Clampitt
August 10, 2009

at Torrey Pines Bank. The Company will include in future filings a statement of the primary driver, or drivers, of achievement of bonus goals.
In addition, in future filings, the Company will revise the presentation of the above information to assist stockholders in understanding this information. In particular, the Company will include, for each annual bonus plan pursuant to which a payout was made to a named executive officer, a chart summarizing the applicable factors, the weight given to each factor, the target for each factor, the actual performance for each factor, and the resulting weighted percent used in determining bonuses payable pursuant to the applicable plan. For example, the Company anticipates including a chart similar to the following:

Weight	Factor	Target	Actual	Weighted Percent
[•]%	Earnings Per Share	$[•]	$[•]	[•]%
[•]%	Organic Loan Growth	$[•]	$[•]	[•]%
[•]%	Organic Deposit Growth	$[•]	$[•]	[•]%
[•]%	Quality Control	Subjective	Subjective	[•]%
[•]%
To further assist stockholders in understanding this information, the Company also will include, for each named executive officer, a chart summarizing: (i) the target bonus opportunity as a percentage of base salary paid during the year, (ii) the actual bonus earned, and (iii) the earned bonus as a percentage of the target. For example, the Company will include a chart similar to the following:

	Target Bonus (as a	20XX Bonus	20XX Bonus Earning (as a
Name	Percent of Base Salary)	Earned	Percent of Target Bonus)
CEO	100%	$[•]	[•]%
CFO	50%	$[•]	[•]%
NEO No. 3	[•]%	$[•]	[•]%
NEO No. 4	[•]%	$[•]	[•]%
NEO No. 5	[•]%	$[•]	[•]%
Exhibits
General
5.	Please incorporate by reference, or file as an exhibit, the Annual Bonus Plan or advise the staff as to how you determined it need not be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
The 2008 and 2009 annual bonus plans for the parent company, Bank of Nevada, and Torrey Pines Bank have been filed as exhibits to the Form 10-Q for the quarter ended

Michael R. Clampitt
August 10, 2009

June 30, 2009. The Company has also filed the 2009 annual bonus plans for its other subsidiary banks as exhibits to the same Form 10-Q.
Exhibits 31.1, 31.2 and 32
6.	Conformed signatures were omitted from each of these exhibits. Please file an amendment to the Form 10-K that includes the entire periodic report and new, corrected certifications.
The Company filed an amended Form 10-K for the year ended December 31, 2008 on August 10, 2009, which amendment includes the required conformed signatures. A copy of this filing, marked against the previously filed version, is enclosed for your reference.
Financial Statements:
Consolidated Statement of Operations, page F-3
7.	Please revise your future filings to remove the non-GAAP measure Other Income, excluding securities and fair value gains (losses) from the face of the financial statements and notes thereto pursuant to Item 10(e)(ii)(C) of Regulation S-K.
Please see the response to comment 2 above. The Company will eliminate in future filings, the non-GAAP measure Other income, excluding securities and fair value gains (losses) from the face of the financial statements and notes.
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Consolidated Statements of Operations, page 4
8.	We note your presentation of Noninterest income, excluding securities and fair value gains (losses) on the face of the financial statements and elsewhere throughout your interim report. Please revise your future filings to remove this measure, as it appears to be a non-GAAP measure pursuant to Item 10(c) of Regulation S-K. For additional guidance, see the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.
Please see response to comment 2 above. The Company will eliminate in future filings, the non-GAAP measure Noninterest income, excluding securities and fair value gains (losses) from the face of the financial statements and notes, and in such other places as such measure has historically appeared.

Michael R. Clampitt
August 10, 2009

Note 4. Securities, pages 16-20
9.	In future filings please revise your investment securities tables pursuant to paragraph 39 of FSP SFAS 115-2 and FAS 124-2 to identify major security types consistent with how the company manages, monitors and measures it securities on the basis of the nature and risks of each security. In this regard, disclose your major security types in greater detail as follows:
•	Separately disclose residential mortgage backed securities, commercial mortgage backed securities and collateralized debt obligations; and

•	Consider further segregating your mortgage backed securities by vintage, credit quality or other loan characteristics (e.g. Alt-A interest only) based on the nature and risks of the securities.
The Company refers the Staff to the revised securities tables on pages 18-21 of the Form 10-Q for the quarter ended June 30, 2009, which separately identify private label residential mortgage backed securities and collateralized debt obligations, as well as other security types consistent with how the Company monitors and manages its portfolio. The Company has no commercial mortgage backed securities.
Regarding further segregating the Company’s private label residential mortgage backed securities, the remaining fair value of the portfolio of such securities is only $22.5 million, of which only $5.3 million is below investment grade. As of June 30, 2009, the value of the Company’s investment securities portfolio was $557 million and, as such, private label residential mortgage backed securities only comprised 4 percent of the value of such portfolio. Given the relative immateriality of such securities to the Company’s portfolio, the Company does not believe further segregation, in addition to the credit rating stratification it already provides, would be materially useful information to investors.
Form 8-K files May 18, 2009
Exhibit 1.1
10.	We note that certain schedules and exhibits have been omitted from your underwriting agreement filed as Exhibit 1.1 to the Form 8-K. Please amend the Form 8-K to file the agreement in its entirety.
The Company filed an amended Form 8-K on August 10, 2009, including schedules and exhibits originally omitted from the underwriting agreement. A copy of this filing, marked against the previously filed version, is enclosed for your reference.

Michael R. Clampitt
August 10, 2009

Form 8-K furnished July 23, 2009
Exhibits 99.1
11.	Considering the severity of the information disclosed in your press release (e.g. continued losses in your Nevada banking operations), tell us and disclose in future filings as necessary, whether you performed additional goodwill impairment testing (pursuant to paragraph 17 of SFAS 142) and provide us with a thorough discussion of the results of such testing.
No additional goodwill impairment testing pursuant to SFAS 142 paragraph 17 was deemed necessary for the June 30, 2009 interim period.
The Company adheres to the guidance of SFAS 142, Goodwill and Other Intangible Assets, in its financial accounting and reporting of acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. The Company tests goodwill of a reporting unit for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
The Company utilizes three general approaches to the valuation testing: the asset-based approach, the market approach, and the income approach. Specifically, the Company uses the capitalized earnings, capitalized tangible book value, core deposit premium plus tangible book value, and discounted cash flow calculations in the valuation analysis based on available market and Company information. In addition, the Company includes a market capitalization analysis in the calculation of goodwill impairment.
The required annual goodwill impairment testing generally occurs as of October 1. However, management determined that given the current general economic conditions and specifically the deteriorating financial markets, it would test for impairment August 31, 2008, as opposed to waiting until October. Management tested for impairment again on December 31, 2008 based on continuing deterioration in the marketplace. Management then tested for impairment again on March 31, 2009 due primarily to continuing declines in the Company’s common stock price.
Concurrent with such testing, goodwill has been impaired at First Independent Bank of Nevada to $0 book value from $79.2 million in the third quarter 2008; at Bank of Nevada to $68.2 million from $127.8 million in the fourth quarter 2008; and again at Bank of Nevada to $23.2 million from $68.2 million in the first quarter 2009.
The last two goodwill impairment charges were primarily driven by substantial decreases in the Company’s common stock price, which dropped from $15.24 at October 1, 2008 to $10.09 at year end 2008 to $4.56 at March 31, 2009. Other factors considered include the decrease in premium multiples on bank sales/mergers and poor financial performance in

Michael R. Clampitt
August 10, 2009

recent reporting periods, primarily due to large securities losses and increases in troubled loans.
For the June 30, 2009 reporting period, the Company did not perform the full goodwill impairment testing based on the following:
•	The market price of the Company’s common stock has increased to $6.84 per share at June 30, 2009 from $4.56 per share March 31, 2009. The average stock price for the second quarter 2009 of $6.25 is the same as the first quarter. The stock volatility for the period is down substantially. Using the same assumptions related to the market capitalization test in the current reporting period (other than the increased stock price) will not result in further impairment.

•	Deposits increased approximately $330 million for the quarter (less than $100 million of which is CDs), which is further evidence of a decrease in the balance sheet volatility the Company has experienced in past reporting periods.

•	Although the Company had a net loss in the second quarter, the Company’s projected discounted cash flows used in the valuation would remain relatively unchanged from March 31, 2009 given that the previous projections already included minimal positive cash flows for this period.
Based on this evaluation, the Company does not believe that its goodwill meets the interim testing criteria of SFAS 142, paragraph 28. Therefore, the Company did not perform interim testing for this reporting period. The Company will continue to monitor the goodwill for testing in the third quarter 2009. If testing is not deemed necessary for the third quarter 2009, the Company will perform the normal annual goodwill impairment testing in the fourth quarter 2009. At June 30, 2009 the remaining Nevada segment goodwill was $23.2 million.
12.	Please tell us if you have recorded an addition to your valuation allowance for deferred tax assets in the period ended June 30, 2009. If not, please provide a detailed analysis of the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109 (refer also to paragraph 103).
No additional valuation allowance for deferred tax assets in the period ended June 30, 2009 was deemed necessary.
The Company recognizes a valuation allowance for deferred tax assets if it is determined that it is “more likely than not” that the deferred tax asset will not be realized. This is effectively a probability of greater than fifty percent.

Michael R. Clampitt
August 10, 2009

Negative evidence exists substantiating the possible requirement of an additional valuation allowance for deferred taxes. This negative evidence includes:
•	Substantial book and tax losses in 2008 and, to a lesser extent, book and tax losses through the second quarter 2009.

•	A deteriorating credit environment with difficult economic conditions in the regions in which the Company operates, which may lead to additional loan losses and possible operating losses in the near term.

•	Recent securities impairment losses due to the substantial valuation declines in securities issued by a number of financial institutions.
Positive evidence offsetting this negative evidence includes:
•	Projected taxable income over the next three years more than offsetting the remaining taxable loss carryforwards. The 2008 net operating loss was substantially all utilized by the Company in a tax carryback claim already received from the Department of the Treasury.

•	Elimination of substantially all of the non-GSE investments on the Company’s books due to impairment or sales, which was a major contributing factor to the 2008 NOL. Future book and tax income will not be affected to the extent it was in the past year.

•	Demonstrated strong earnings history, except for the past four reporting periods (one year). The Company believes the losses it has incurred in the past four reporting periods are not indicative of its expected future performance. The majority of losses incurred during this one-year period originated from impairment charges to goodwill and our securities portfolio. Based upon current book values, the impact of any possible future impairment losses to goodwill or securities will be substantially less than the previous year. In aggregate, goodwill has been impaired from $218 million to $34 million. Regarding securities, the aggregate of the Company’s investments in collateralized debt obligations, adjustable rate preferred stock, and private label mortgage-backed securities declined from $353 million at December 31, 2007 to $41 million at June 30, 2009 primarily due to impairment charges of $197 million. All of the Company’s securities impairment charges have come from these categories.

•	The Company’s business continues to grow during this recession, with significant low-cost deposit increases and earning asset growth. The net interest margin and top line revenue remain strong.

Michael R. Clampitt
August 10, 2009

•	With the recent capital raise of $191 million in May 2009, in addition to the TARP proceeds of $140 million in November 2008, the Company believes it is well positioned to create value and earnings during this period of economic distress as a strong institution with capital ratios well in excess of regulatory requirements and national norms.
SFAS 109 paragraph 23 states that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.” There are various interpretations of the term “cumulative loss” in accounting literature; however, the standard deliberately does not define this term. We interpret cumulative losses to be pretax book income as adjusted for permanent items (e.g., nondeductible goodwill impairment charges) for three years. We believe certain non-recurring or extraordinary items should also be excluded in the calculation of cumulative losses when such items have little or no chance of recurring based on current book values. We believe this would be the case for the securities impairment charges where most of the book value has been impaired through charges to earnings. Following is a table detailing such earnings/ losses since 2006:

	Actual	Actual	Actual	Actual
(in thousands)	2006	2007	2008	6/30/2009

Reported Net Income (Loss)	39,889	32,875	(236,460)	(100,579)
Income Taxes	21,587	15,513	(54,166)	(13,157)

Pretax Income (Loss)	61,476	48,388	(290,626)	(113,736)

Goodwill Impairment	—	—	138,845	45,000
Other Permanent Differences	(3,951)	(8,804)	(1,747)	(777)

Net Income, Excluding Permanent Differences	57,525	39,584	(153,528)	(69,513)
Securities Impairment Charges	—	2,861	156,832	40,079

Income/(Loss) for Cumulative Test	57,525	42,445	3,304	(29,434)

Cumulative income/losses from 2006 through June 2009, excluding permanent differences, federal taxes, and securities impairment charges, were $57.5 million, $42.4 million, $3.3 million and ($29.4) million, respectively. Future results are not expected to include material impairment charges given that substantially all of our non-GSE and direct obligation investment portfolio has previously been other-than-temporarily impaired.
Based on the available positive and negative evidence, the Company believes it is more likely than not that the Company will be able to realize the benefits of the deferred tax assets within a reasonable period of time. Therefore, no additional valuation allowance on deferred tax assets is warranted for the period ended June 30, 2009. The decision not

Michael R. Clampitt
August 10, 2009

to book an additional deferred tax asset valuation allowance was dependent on projections of future income that management believes are reasonable.
The Company will continue to monitor this issue in future periods and reevaluate its projections and assumptions to assure compliance with GAAP. If income projections are not met in future reporting periods, additional valuation allowance may be necessary. Management has included in the second quarter 10-Q disclosures related to the deferred taxes as well as forward-looking statements regarding the potential for additional valuation allowance in future periods.
Regarding the Company’s disclosure in its filings, and as requested in your letter, we hereby confirm the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions regarding this letter, please call me at 602-952-5476 or Randy Theisen, General Counsel, at 602-952-5404.
Sincerely,
/s/ Dale Gibbons